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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                          (Amendment No.     1   )*

              The Hillhaven Corporation, a Nevada corporation
                              (Name of Issuer)

                Common Stock, Par Value $0.75 per share
                       (Title of Class of Securities)

                                 431576 10 7
                               (CUSIP Number)

      National Medical Enterprises, Inc.        Attn: Scott M. Brown
      2700 Colorado Avenue                      Senior Vice President
      Santa Monica, CA 90404                    (310) 998-8000
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               February 28, 1994
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  /  /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

                                   Page 1 of 11
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CUSIP No. 431576 10 7         13D

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above Person

    National Medical Enterprises, Inc. ("NME").  I.R.S. No.: 95-2557091

2.  Check the appropriate box if a member of a group*                 (a) /   /
                                                                      (b) / X /

    As of March 8, 1994, NME beneficially owns 8,878,147 shares of Hillhaven Common Stock through (i) its direct 100% ownership of NME Properties Corp., which owns 6,000,000 shares, and (ii) its indirect 100% ownership of NME Properties, Inc., which owns 2,878,147 shares. NME Properties, Inc. is 100% owned by NME Properties Corp. and NME Property Holding Co., Inc., which is 100% owned by NME Properties Corp. NME is the beneficial owner and has the ultimate power to direct the voting and the disposition of the shares.

3.  SEC use only

4.  Source of funds*        OO

5.  Check box if disclosure of legal proceeding is
    required pursuant to items 2(d) or 2(e)                               / X /

6.  Citizenship or place of organization:           Nevada

                  7.  Sole voting power: 8,878,147.  NME Properties Corp.
                      holds 6,000,000 shares and NME Properties, Inc.
                      holds 2,878,147 shares.  Both NME Properties Corp.
                      and NME Properties, Inc. are wholly-owned
                      subsidiaries of NME.  NME is the beneficial owner
                      and has the ultimate power to direct the voting and
                      the disposition of such shares.
Number of Shares
  Beneficially    8.  Shared voting power
 Owned by Each
   Reporting      9.  Sole dispositive power: 8,878,147.  NME Properties Corp.
  Person With         holds 6,000,000 shares and NME Properties, Inc.
                      holds 2,878,147 shares.  Both NME Properties Corp.
                      and NME Properties, Inc. are wholly-owned subsidiaries of NME. NME is the beneficial owner and has the ultimate power to direct the voting and the disposition of such shares.

                 10.  Shared dispositive power

11. Aggregate amount beneficially owned by each reporting person: 8,878,147

12. Check box if the aggregate amount in row (11) excludes certain shares* /  /

13. Percent of class represented by amount in row (11): 32.9%

14. Type of reporting person*:      CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   Page 2 of 11
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Item 1.     Security and Issuer.

      The class of equity securities to which this Amendment No. 1 to
Schedule 13D (the "Amendment") relates is the common stock, par value $.75 per share (the "Common Stock") of The Hillhaven Corporation, a Nevada corporation ("Hillhaven"). The principal executive offices of Hillhaven are located at 1148 Broadway Plaza, Tacoma, Washington 98401-2263.


Item 2.     Identity and Background.

      This statement is being filed by National Medical Enterprises, Inc., a Nevada corporation ("NME"). The principal executive offices of NME are located at 2700 Colorado Avenue, Santa Monica, California 90404. NME is an investor-owned health care company providing general hospital health care services both domestically and abroad. NME also currently operates psychiatric facilities, substantially all of which it intends to sell and which are reported as a discontinued business.

      The controlling persons of NME are the members of its board of directors and its executive officers. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of NME are set forth on Exhibit 1 to this Amendment and are incorporated herein by this reference.

      During the last five years, neither NME, nor to the best of its knowledge, any director, executive officer or controlling person of NME, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five years, neither NME, nor to the best of its knowledge, any director, executive officer or controlling person of NME, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as set forth in the next paragraph.

      In 1989, the Securities and Exchange Commission (the "SEC") filed a civil action against William Banowsky, an Executive Vice President of NME, alleging a securities violation. Without admitting the allegation, he consented to an injunction and caused to be paid penalties and insider trading profits of others.

Item 3.     Source and Amount of Funds or Other Consideration.

      This Amendment relates to the exercise of a warrant (the "Warrant") issued to NME by Hillhaven pursuant to that certain Warrant and Registration Rights Agreement (the "Warrant Agreement"), dated as of January 31, 1990, among NME, Hillhaven and Manufacturers Hanover Trust Company of California, as Warrant Agent. On January 27, 1994, NME assigned the Warrant to its wholly-owned subsidiary, NME Properties Corp. After giving effect to the 5 for 1 reverse stock split of the Hillhaven Common Stock that occurred in September, 1993, the
                                   Page 3 of 11
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Warrant entitled NME Properties Corp. to purchase 6,000,000 shares of
Hillhaven Common Stock at $10.55 per share, for a total exercise price of $63,300,000.00.

      On February 28, 1994, NME Properties Corp. exercised the Warrant and paid the exercise price by tendering 63,300 shares of Hillhaven's non-voting Series D Preferred Stock (the "Series D Stock"). The Series D Stock was redeemable by its terms at $1,000.00 per share and expressly provided that the proceeds of the redemption could be applied toward the $63,300,000.00 exercise price of the Warrant.


Item 4.     Purpose of Transaction.

      The decision to exercise the Warrant was made in order for NME to convert its derivative interest in 6,000,000 shares of Hillhaven Common Stock into a direct ownership interest in such shares.

      NME presently intends to continue to hold the Common Stock as an investment. NME has no present intention to acquire or dispose of any additional Hillhaven Common Stock. NME will, however, continually review its investment in Hillhaven and may in the future change its present intention. In reaching any conclusion as to a course of action, NME will take into consideration various factors, such as Hillhaven's and NME's business and prospects, other developments concerning Hillhaven and NME, other business opportunities available to NME and general economic, monetary and stock market conditions.

      Except as otherwise described in this Item 4, NME does not have any present specific plans or proposals that relate to or would result in any of the following: (i) the acquisition by any person of additional securities of Hillhaven or the disposition of securities of Hillhaven, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Hillhaven or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of Hillhaven or any of its subsidiaries, (iv) any change in the present Board of Directors or management of Hillhaven, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors, (v) any material change in the present capitalization or dividend policy of Hillhaven, (vi) any other material change in Hillhaven's business or corporate structure, (vii) changes in Hillhaven's Amended and Restated Articles of Incorporation, Bylaws or other instruments corresponding thereto or other actions that may impede the acquisition of control of Hillhaven by any person, (viii) causing a class of securities of Hillhaven to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of Hillhaven becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to those enumerated above. NME may at any time, however, propose any of the foregoing that it considers desirable.

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Item 5.     Interest in Securities of the Issuer.

      (a) As of March 8, 1994, NME beneficially owns 8,878,147 shares of Hillhaven Common Stock through (i) its direct 100% ownership of NME Properties Corp., which owns 6,000,000 shares, and (ii) its indirect 100% ownership of NME Properties, Inc., which owns 2,878,147 shares. NME Properties, Inc. is 100% owned by NME Properties Corp. and NME Property Holding Co., Inc., which is 100% owned by NME Properties Corp. Based on the number of shares of Hillhaven Common Stock outstanding as disclosed in Hillhaven's most recent available filing with the SEC, the 8,878,147 shares represent 32.9% of Hillhaven's outstanding Common Stock.

      Exhibit 2 to this Amendment sets forth, to the best knowledge of NME, the number of shares of Hillhaven Common Stock owned by each of the directors and executive officers of NME and the percentage of the outstanding shares of Hillhaven Common Stock such ownership represents. NME does not have voting power or investment power with respect to the shares of Hillhaven Common Stock owned by its directors and executive officers and expressly disclaims beneficial ownership thereof.

      (b) NME, acting through its wholly-owned subsidiaries, NME Properties Corp. and NME Properties, Inc., possesses sole power to vote or direct the voting of and to dispose or direct the disposition of 8,878,147 shares of Hillhaven Common Stock.

      To the best knowledge of NME, except as set forth in Exhibit 1 hereto, each of the directors and executive officers of NME who holds shares of Hillhaven Common Stock possesses sole power to vote or direct the voting of and to dispose or direct the disposition of the shares of Hillhaven Common Stock held by each.

      (c) On January 27, 1994, NME assigned the Warrant to NME Properties Corp. On February 28, 1994, NME Properties Corp. exercised the Warrant and acquired the 6,000,000 shares of Hillhaven Common Stock.

      Exhibit 2 to this Amendment describes all transactions relating to Hillhaven Common stock effected by the directors and executive officers of NME during the 60 days prior to the filing of this Amendment.

      (d) Except for the record holders of the shares, NME Properties Corp. and NME Properties, Inc., NME is unaware of any person possessing the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, such securities.

      To the best knowledge of NME, except as set forth in Exhibit 2 hereto, each of the directors and executive officers of NME has the sole right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares reflected on Exhibit 2.

      (e)   Not applicable.

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Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer.

      The 8,878,147 shares of Hillhaven Common Stock are held by NME Properties Corp. and NME Properties, Inc., both wholly owned subsidiaries of NME. NME is the beneficial owner of the shares and has the ultimate power to direct the voting and the disposition of the shares.

Item 7.     Material to be Filed as Exhibits.

      Exhibit 1   Directors and Executive Officers of NME

      Exhibit 2 Ownership of Hillhaven Common Stock by Directors and Executive Officers of NME and Transactions in Hillhaven Common Stock by Directors and Executive Officers of NME During the 60 Days prior to the Filing of this Amendment

      Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: March 9, 1994   National Medical Enterprises, Inc.

                               By:          /Scott M. Brown/
                               Name:  Scott M. Brown
                               Title: Senior Vice President and Secretary

        The following entities are signing solely to acknowledge they are the wholly-owned subsidiaries of NME that directly or indirectly own the shares of Hillhaven Common Stock of which NME is the beneficial owner:

        Dated: March 9, 1994   NME Properties Corp.
                               (formerly known as The Hillhaven Corporation, a Tennessee corporation)

                               By:          /Scott M. Brown/
                               Name:  Scott M. Brown
                               Title: Vice President

        Dated: March 9, 1994   NME Properties Inc.
                               (formerly known as Hillhaven, Inc.)

                               By:          /Scott M. Brown/
                               Name:  Scott M. Brown
                               Title: Vice President

        Dated: March 9, 1994   NME Property Holding Co., Inc.
                               (formerly known as HH Holding Co., Inc.)

                               By:          /Scott M. Brown/
                               Name:  Scott M. Brown
                               Title: Vice President

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                                EXHIBIT INDEX

Item No.                      Description

Exhibit 1                     Directors and Executive Officers of NME

Exhibit 2 Ownership of Hillhaven Common Stock by Directors and Executive Officers of NME and Transactions in Hillhaven Common Stock by Directors and Executive Officers of NME During the 60 Days prior to the Filing of this Amendment

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                                                                   EXHIBIT 1

                   DIRECTORS AND EXECUTIVE OFFICERS OF NME

Set forth below is the name, business address, position and principal occupation or employment of each director and executive officer of NME. Each individual identified below is a citizen of the United States.

A.  Directors

Name                          Position and Business Address

Jeffrey C. Barbakow           Chairman and Chief Executive Officer
                              National Medical Enterprises, Inc.
                              2700 Colorado Avenue
                              Santa Monica, CA 90404

John C. Bedrosian             Private Investor
                              10990 Wilshire Boulevard
                              Suite 250
                              Los Angeles, CA 90024

Bernice Bratter               Executive Director
                              Senior Health and Peer Counseling
                              2125 Arizona
                              Santa Monica, California 90404

Maurice J. DeWald             Chairman and Chief Executive Officer
                              Verity Financial Group, Inc.
                              19100 Van Karman Avenue, Suite 350
                              Irvine, CA 92715-1541

Peter de Wetter (1)           Director
                              c/o National Medical Enterprises, Inc.
                              2700 Colorado Avenue
                              Santa Monica, CA 90404

Edward Egbert, M.D.           Retired Private Physician
                              c/o National Medical Enterprises, Inc.
                              2700 Colorado Avenue
                              Santa Monica, CA 90404

Michael H. Focht, St.         President and Chief Operating Officer
                              National Medical Enterprises, Inc.
                              2700 Colorado Avenue
                              Santa Monica, CA 90404

Raymond A. Hay                Chairman and Chief Executive Officer
                              Aberdeen Associates
                              5956 Sherry Lane, Suite 902
                              Dallas, Texas 75225-6522

(1)  Mr. de Wetter also is a Director of Hillhaven.

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Nita P. Heckendorn            Businessperson
                              3751 Normandy Drive
                              La Canada, California 91011

Lester B. Korn                Chairman and Chief Executive Officer
                              Korn Tuttle Capital Group
                              1800 Century Park East, Suite 1100
                              Los Angeles, California 90067-1503

James P. Livingston           Private Investor
                              c/o National Medical Enterprises, Inc.
                              2700 Colorado Avenue
                              Santa Monica, CA 90404

Richard S. Schweiker          President
                              American Council of Life Insurance
                              1001 Pennsylvania Avenue, N.W.
                              Washington, D.C. 20004-2599
B. Executive Officers

Name                          Position and Business Address

Jeffrey C. Barbakow           Chairman and Chief Executive Officer
                              National Medical Enterprises, Inc.
                              2700 Colorado Avenue
                              Santa Monica, CA 90404

Michael H. Focht, St.         President and Chief Operating Officer
                              National Medical Enterprises, Inc.
                              2700 Colorado Avenue
                              Santa Monica, CA 90404

Maris Andersons (1)           Executive Vice President and Treasurer
                              National Medical Enterprises, Inc.
                              2700 Colorado Avenue
                              Santa Monica, CA 90404

William S. Banowsky           Executive Vice President
                              National Medical Enterprises, Inc.
                              2700 Colorado Avenue
                              Santa Monica, CA 90404

Raymond L. Mathiasen          Senior Vice President and Chief Financial Officer
                              National Medical Enterprises, Inc.
                              2700 Colorado Avenue
                              Santa Monica, CA 90404

Scott M. Brown                Senior Vice President and Secretary
                              National Medical Enterprises, Inc.
                              2700 Colorado Avenue
                              Santa Monica, CA 90404

(1)  Mr. Andersons also is a Director of Hillhaven.

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                                                                   EXHIBIT 2

OWNERSHIP OF HILLHAVEN COMMON STOCK BY DIRECTORS AND EXECUTIVE OFFICERS OF NME AND TRANSACTIONS IN HILLHAVEN COMMON STOCK BY DIRECTORS AND EXECUTIVE OFFICERS OF NME DURING THE 60 DAYS PRIOR TO THE FILING OF THIS AMENDMENT

1. Ownership of Hillhaven Common Stock by Directors and Executive Officers of NME

A. Directors

Name                          Number            Percent of Class

Jeffrey C. Barbakow (1)        1,960                  *

John C. Bedrosian                  0                  0

Bernice Bratter                    0                  0

Maurice J. DeWald                  0                  0

Peter de Wetter (2)           13,080                  *

Edward Egbert, M.D.           20,000                  *

Michael H. Focht, Sr.              0                  0

Raymond A. Hay                    40                  0

Nita P. Heckendorn            10,000                  *

Lester B. Korn (3)            14,000                  *

James P. Livingston           16,090                  *

Richard S. Schweiker              60                  *


*  Less than 1%

(1) Includes 1,000 shares held as custodian for minor children.

(2) Includes options to acquire 8,000 additional shares.

(3) Includes options to acquire 8,000 additional shares.

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B. Executive Officers

Name                          Number            Percent of Class

Jeffrey C. Barbakow (1)        1,960                  *

Michael H. Focht, Sr.              0                  0

Maris Andersons (2)            8,700                  *

William S. Banowsky               60                  *

Scott M. Brown                     0                  0

Raymond L. Mathiasen          10,100                  *


*  Less than 1%

(1) Includes 1,000 shares held as custodian for minor children.

(2) Includes 1,200 shares held by his spouse.


2. Transactions in Hillhaven Common Stock by Directors and Executive Officers of NME During the 60 Days Prior to the Filing of this Amendment

A. Directors

Name                          Transaction

Peter de Wetter               On January 5, 1994, Mr. de Wetter transferred
                              3,000 shares to a charitable trust.

Nita P. Heckendorn            On February 3, 1994, Ms. Heckendorn sold 4,053
                              shares for $19.875 per share through a broker.

B. Executive Officers

NO TRANSACTIONS
                                   Page 11 of 11
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